[Letterhead of McGuire Woods LLP]

May 14, 2018

VIA EDGAR AND FEDERAL EXPRESS

Ms. Lisa M. Kohl

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Airborne Wireless Network
Amendment No. 9 to Registration Statement on Form S-1 Filed May 14, 2018 File No. 333-220295

Dear Ms. Kohl:

On behalf of Airborne Wireless Network, a Nevada corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 8 to Registration Statement on Form S-1 filed with the Commission on May 3, 2018 (the “Registration Statement”) contained in your letter dated May 3, 2018 (the “Comment Letter”). We note that, in connection with this letter, the Company is filing an additional amendment to the Registration Statement (“Amendment No. 9”) electronically via the EDGAR system on the date hereof to respond to the Staff’s comments. We are separately furnishing to the Staff six courtesy copies of Amendment No. 9 marked to show the changes made to the Registration Statement.

For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold and correspond to the numbered comments contained in the Comment Letter, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Atlanta | Austin | Baltimore | Brussels | Charlotte | Charlottesville | Chicago | Dallas | Houston | Jacksonville | London

Los Angeles – Century City | Los Angeles - Downtown | New York | Norfolk | Pittsburgh | Raleigh | Richmond | Tysons Corner | Washington, D.C. | Wilmington

Ms. Lisa M. Kohl

May 14, 2018

Calculation of Registration Fee

1.	We understand that the exercise price of the shares of Series A convertible preferred stock issuable upon the exercise of the warrants included in the underwriters’ units will equal 110% of the public offering price. Please tell us how you calculated the offering proceeds related to shares of Series A convertible preferred stock issuable upon the exercise of the warrants included in the underwriter’s units reflected in the calculation of the registration fee table. It appears that you used an exercise price equal to 100% of the public offering price.

In response to the Staff’s comment, the Company has revised the registration fee table to correctly reflect the fact that the exercise price of the underwriter’s warrants will equal 110% of the public offering price, upon payment of which the underwriter will receive units identical to the units being sold to the public. Please note that the Company has made further changes to the registration fee table to reflect a change in the size of the offering.

Prospectus Cover Page

2.	It appears that the total net proceeds, before expenses should be $7,360,000 rather than $1,360,000. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure of the total net proceeds on the cover page of Amendment No. 9. The figure previously contained in the Registration Statement was the result of an unintentional scrivener’s error.

3.	We note your disclosure that the offering also includes the shares of common stock issuable from time to time upon conversion of the Series A Convertible Preferred Stock. Please revise your registration statement to quantify the number of shares of common stock that you are registering. In doing do, please also tell us whether you are registering the shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock issuable upon exercise of the Warrants included as part of the units. Please refer to Securities Act Sections Compliance and Disclosure Interpretation 103.04 for guidance.

In response to the Staff’s comment, the Company has included on page 4 of Amendment No. 9 the number of shares of common stock issuable from time to time (i) upon conversion of the Series A Convertible Preferred Stock included in the Units and (ii) upon conversion of the Series A Convertible Preferred Stock issuable upon exercise of the warrants included in the Units. Such number of shares of common stock has been calculated as if the applicable conversions and exercises took place on May 11, 2018, although the number of shares of common stock so issuable is subject to change as a result of the variable conversion rate included in the certificate of designations for the preferred stock.

Ms. Lisa M. Kohl

May 14, 2018

4.	We note disclosure throughout the prospectus that you have agreed to issue the underwriters warrants to purchase additional shares of Series A Convertible Preferred Stock and/or warrants to purchase shares of Series A Convertible Preferred Stock as part of an overallotment option. We also note disclosure in the prospectus that you have agreed to issue the underwriters warrants to purchase additional Units equal to 8% of the Units sold in the offering as an overallotment option. Please revise the prospectus to clarify whether the overallotment option that you have granted to the underwriters includes both the purchase of additional Units as well as warrants to purchase shares of Series A Convertible Preferred Stock.

The Company respectfully asserts that the Staff’s comment has become moot as a result of the overallotment option being eliminated.

Use of Proceeds, page 22

5.	Please tell us how you calculated the net proceeds of $7,920,000 from issuance and sale of 8,000 units in the offering after deducting estimated underwriting discounts and other offering expenses payable by you. In doing so, please tell us how you treated the $150,000 accountable expense allowance for certain underwriters’ expenses disclosed on page 67 and the other expenses of the offering disclosed in Item 13.

In response to the Staff’s comment, the Company has recalculated the net proceeds of the offering, taking into account the $150,000 accountable expense allowance for certain underwriters’ expenses as well as other offering expenses detailed in Item 13 of Amendment No. 9.

Risk Factors

Exercise or conversion of warrants and convertible securities . . . ., page 15

6.	We note your revised disclosure regarding the securities offered and the conversion terms of the Series A Convertible Preferred Stock. Please revise this risk factor and the disclosure elsewhere in the prospectus as appropriate to provide additional detail regarding the dilutive nature of any conversion of the Series A Convertible Stock that are included as part of the Units or issuable upon exercise of any of the series of warrants that are included as part of the Units.

In response to the Staff’s comment, the Company has revised its risk factors on page 17 of Amendment No. 9 to provide additional detail regarding the dilutive nature of conversions of the Series A Convertible Stock that are included as part of the Units or issuable upon exercise of any of the series of warrants that are included as part of the Units.

Ms. Lisa M. Kohl

May 14, 2018

Capitalization, page 22

7.	It does not appear that you considered the expenses of the offering that should be offset against the proceeds of the offering or the repayment of outstanding convertible debt securities as disclosed in “Use of Proceeds” in computing “As Adjusted” cash and cash equivalents, total liabilities, common stock and additional paid-in capital amounts. Please revise.

In response to the Staff’s comment, the Company has revised the figures disclosed under the “Use of Proceeds” heading and in the “As Adjusted” capitalization table on page 22 of Amendment No. 9 to reflect recalculated net proceeds of the offering, taking into account the $150,000 accountable expense allowance for certain underwriters’ expenses as well as other offering expenses detailed in Item 13 of Amendment No. 9. The figures have been further revised to reflect the fact that the Company no longer intends to use the proceeds of the offering to repay the Company’s outstanding convertible indebtedness.

Dilution, page 24

8.	Please provide a schedule to show us how you calculated the as adjusted net tangible book value as of February 28, 2018, the increase in net tangible book value per share attributable to the sale of shares of common stock in this offering, and the as adjusted net tangible book value per share after this offering. In doing so, please consider the above comment regarding the capitalization table.

In response to the Staff’s comment, the Company has recalculated the adjusted net tangible book value as of February 28, 2018, the increase in net tangible book value per share attributable to the sale of shares of preferred stock and warrants in this offering and the as-adjusted net tangible book value per share after this offering, in each case to reflect the recalculated net proceeds of the offering, as described above. Accordingly, the Company respectfully submits that it need not provide a separate schedule to show us how these figures were calculated.

9.	Please include a tabular presentation of the public contribution under the offering and the effective cash contribution of officers, directors, promoters and affiliated persons. Please refer to Item 506 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its description of the increase in net tangible book value per share as a result of the sale of the preferred stock and warrants sold in the offering to expressly note that such increase results entirely from securities sold to the public. The Company notes that no portion of the securities offered under the prospectus are to officers, directors, promotors and/or affiliated persons.

* * * * * *

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 548-2122 or by email at SOlder@mcguirewoods.com or David S. Wolpa at (704) 343-2185 or by email at DWolpa@mcguirewoods.com.

Sincerely, /s/ Stephen E. Older Stephen E. Older

cc: Michael J. Warren, Chief Executive Officer (Airborne Wireless Network)